
eatokra
The platform for Black-owned food businesses
App Store
Trend of the Year: Connection
2021

INVEST IN **EATOKRA**

The platform for Black-owned food experiences, backed by Google for Startups

LEAD INVESTOR



Marvin Johnson

As a serial entrepreneur, I know first hand what it takes to make it in the big city of dreams. EatOkra was recently endorsed officially by the City of New York in their new "We Love New York" campaign. But not only does NYC love EatOkra, folks across the country have long validated EatOkra's business.. In the past three years I've witnessed EatOkra's phenomenal growth. Since the explosion of installs and the number of restaurants added weekly, EatOkra has put itself on a trajectory to be the go-to-app for food enthusiasts inside and outside of the African-American community. EatOkra is a foodie's dream, offering a variety of restaurant experiences from food trucks, wine bars, fine-dining, vegan and more. And I think that is what really sets them apart from other directory and delivery apps. EatOkra encourages users to get offline and go discover the best kept secret right around the corner, and then order from it later. And the best part about EatOkra is that it supports the folks that are truly driving the American economy - small businesses - while also keeping the American dream alive. Being a fellow military veteran, I recognize EatOkra's CEO Anthony Edwards' diligence and dedication as a core driver for himself, and his team. I have two exits under my belt and I am confident that EatOkra has the potential to be a third, in addition to truly changing the way America dines in, and out.

Invested $20,000 this round

eatokra.com New York NY B2B B2C Minority Founder Mobile Apps Restaurant

Highlights

1. $2.5M cumulative revenue
2. Uber Eats, Apple Maps, Pepsi, and Dig In Partnerships
3. 500,000+ app downloads & Apple Store Developer Award Winner
4. 1.5B media impressions generated for EatOkra-listed businesses
5. World-class team from HelloFresh, Blue Apron, Google, Culinary Institute of America, & U.S. Army
6. Featured in Forbes, Fast Company, Good Morning America, CNN, TechCrunch, TIME & more
7. On track to becoming a breakout star in the $65B food delivery market

Our Team



Anthony Edwards Jr CEO & CTO

Programming wizard with a passion for foodie culture. 2021 Apple app store developer winner. Former CTO at BuildingBlok. Served in the U.S. Armed Services 2003-2012. Computer Science B.S. from Fordham University.



Janique Edwards Chief Brand Officer

Culinary visionary. Dine Diaspora 2022 Black Women in Food Honoree. 10+ years experience developing, managing, and evaluating administrative and operational programs for U.S. Customs and Border Protection. English BA from Lehman College-CUNY.



Andre Ferguson Head of Sales

Growth specialist with 12+ years driving sales in food & tech. Former Uber Account Exec. Closed 60% of the total available kitchens in Atlanta for a venture-backed restaurant startup. BA from Albany State University.



Jason Wallace Director of Business Solutions

Restaurant scientist. Former executive chef and restaurateur. Distinguished alum of The Culinary Institute of America. 1st Black Chairman of the New York State Restaurant Association. Navy veteran. College professor. NRA ServSafe instructor.



Jeff Beliziare Strategic Advisor

Global Brand Marketing Lead @ Google. 2x Emmy-winner. 20+ years leading campaigns for Pepsi, Samsung, Sprint, Spotify & more. Multi-million dollar exit of growthgeeks.com -grew from 1 to 60 employees & $0 to $9M in annual sales.



Courtnee Futch Director of Brand Marketing & Partnerships

Creative Director & Culinary Producer. Chef & Content Creator. 7 years building brand partnerships at HelloFresh, BlueApron. B2B/Corporate Gifting Lead at Mouth Foods. 10 years as a food entrepreneur. Entrepreneurship MA from Syracuse.

Why EatOkra?



EatOkra is on a mission to help millions of people find community through food.

With EatOkra, foodies across the country are able to discover rich food experiences, and Black-owned restaurants acquire and retain new digital customers. Our vision is to create a Black-owned food ecosystem, built for and powered by community - revolutionizing the $65 billion food delivery market.

Today's apps fail to see and validate Black-owned restaurants

Black communities have long been underserved and underinvested in, with far fewer goods and services at their disposal. Black entrepreneurs are more likely to receive less financing, less often, and at more unfavorable terms (Fundera). We're seeing that start to change as consumers increasingly align their values with their spending.



2500%
exponential YoY surge in searches for Black-owned restaurants (Yelp)
60%
of consumers prioritize buying from Black-owned businesses

As consumers are becoming more conscious, the food delivery market is growing astronomically. 60% of digital consumers order takeout or delivery at least once per week (Fundera).

However, food delivery apps fail to adequately showcase and validate Black-owned food businesses. Yet online searches specifically for Black-owned restaurants have surged by more than 2,500% (Yelp), and 60% of consumers say they prioritize buying from Black-owned businesses (Venture Beat).



High commission fees restrict restaurant profitability


Owners lack access to customer data for loyalty and marketing campaigns
Food delivery aggregators fail to verify Black ownership

The Black-owned food market is massive and brimming with unrealized potential. Beyond the universal challenges of starting a business, Black entrepreneurs face additional difficulties, including lacking the technology necessary to scale their thriving businesses.

A Black-owned food ecosystem, built for and powered by community

Introducing EatOkra. We're creating a Black-owned food ecosystem, built for and powered by community.

We unlock access to a network of untapped restaurants and users, making it easy for consumers to discover and share Black-owned food experiences, and for Black restaurateurs to thrive and scale.





EatOkra helps Black restaurateurs get discovered by hundreds of thousands of new customers, while equipping restaurants with the marketing and business resources they need to grow.

In partnership with Pepsi Dig In, UberEats and Apple Maps, EatOkra increases visibility and sales for small businesses around the nation, funneling millions of dollars back into the community.

More than half of Black small business owners report they are self-taught entrepreneurs–and most of them are eager for more educational resources (Fortune.com). In collaborating with Pepsi Dig In and Uber Eats, EatOkra helps provide digital support for Black-owned storefronts including access to resources, mentorship, and training to scale their businesses.


EatOkra is the platform for Black-owned food experiences, offering discovery and delivery for foodies nationwide
Collective Fare Kitchen & Market
Featured
Soul Bowl
Chicken Tacos
Collective Fare Kitchen...
Hibiscus Tea
Add More Items
Offers/Promotions

EatOkra isn't just about soul food. Many coffee shops, wine bars, restaurants, and a variety of concepts and cuisines are Black-owned. We offer users access to food experiences from around the world alongside many options for vegan, vegetarian, and health-conscious consumers.



Brooklyn, NY
Featured Near You
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Likkle Jamaican Dumpling House
Delivery
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Claimed

We're seeing astronomical results – and we're just getting started

Our platform features Black-owned food businesses across the United States, helping Black-owned restaurants get discovered and tap into new revenue streams thanks to seamless integration with established delivery partners and the potential to provide nationwide coverage.

To date, EatOkra has provided over 1.5 billion impressions for EatOkra-listed

businesses.

We continue to scale even without ad spend


500K
450K
400K
350K
300K
250K
200K
500K
App Downloads
2021
2022

Users power our platform. Our directory was started by us, and scaled with the help of our community. In June of 2020, for example, over 8,000 businesses were added to our platform by our community. Users can easily recommend a new listing and our team of experts will verify Black ownership.

EatOkra now hosts over 17,500 restaurants on the platform.

People love us

EatOkra is a trusted and respected member of the Foodie, and Black Foodie community.

"

We opened our restaurant in July 2020, during the heart of the pandemic. During a



time where black businesses are rebuilding, **EatOkra is more than a platform, it's a community**. We have had friends and new patrons alike find us via the app. We look forward to meeting and feeding more like minded people."

-IV Purpose, Restaurant User





"

EatOkra is the app that we all need, consumers as well as small businesses. **It is so easy to use and the resources are endless**, many people have found our business (BCakeNY in Brooklyn, NY) through the app and we in turn were able to explore new Black-owned restaurants with ease. We are so grateful to be part of the EatOkra Community and beyond thrilled that it is taking the market by storm."

-Miriam Milord, Founder @ BCakeNY, Restaurant User

"

Empowering! **This app allows me to support black owned businesses while eating good food!** Thank you for the knowledge!

-App User





"

In a world full of chain restaurants with bland food, **the EatOkra app is my go-to**. As an anthropologist who works in food culture, it is critical that I am able to find local, Black-owned restaurants. Not to mention that **it helps me connect with the people behind the menu**, whether they be chefs, owners or the wait staff. I appreciate this app for helping me hone my craft AND eat delicious food."

-App User

Have you seen our business spotlights?...




BUD LIGHT THURSDAY NIGHT SHOUTOUT
BUD LIGHT THURSDAY NIGHT SHOUTOUT
BUD LIGHT THURSDAY NIGHT SHOUTOUT
BUD LIGHT THURSDAY NIGHT SHOUTOUT

...And the press can't get enough!

We've been showcased and highlighted by the most trusted sources in the nation.

EatOkra was featured during the 2022 BET Awards, viewed by over 3.2 million people across the country.

In March 2023, EatOkra was selected to be featured in New York City's colossal

rebrand campaign "We ❤ NYC", in partnership with the New York City Mayor's Office. The campaign will run throughout the city over the next year via a dedicated rotating billboard in Times Square.

A team with winning expertise and passion

EatOkra's team consists of award-winning foodies, marketing veterans, renowned founders and developers with experience from leading companies.


Anthony Edwards
Co-founder, CEO & CTO
Janique Edwards
Co-founder & Chief of Brand
Jason Wallace
Director of Business Solutions
Jeff Belizaire
Director of Strategic Partnerships
Courtnee Futch
Director of Brand Marketing & Partnerships
Andre Ferguson
Head of Sales
ADVISOR


Hector Estrada
Creative Director
Kevin Edwards
Customer Success Manager
Collin Wallace
VP of Product & Partnerships @ Thanx
Exits to Thanx & Grubhub
ADVISOR
Chef JJ Johnson
Founder at FieldTrip
Host of Just Eats
ADVISOR
Marvin Johnson
CEO at Dashible.com
ADVISOR
Jeff Lindor
CEO at Gentlemen's Factory

Between them, EatOkra's co-founders spent nearly 20 years in the United States military and Border Patrol and Customs agency. With the discipline they learned and the sense of community that was created while serving our country, they poured all of it into EatOkra.

The Black-owned food market is enormous





There are approximately 3.12 million Black-owned businesses, generating $206 billion in annual revenues, and employing a combined 3.56 million people. (Forbes)

Sitting within the $65 billion US food delivery market, $6.5 billion of value is generated through Black-owned food business storefronts.



Total Available Market
Food delivery market
$65B
Serviceable Available Market
Black-owned storefronts
$6.5B


Serviceable Obtainable Market
EatOkra market share
$2B

We're building the trusted Black-owned food ecosystem

EatOkra earns revenue via: (1) premium service fees on pickup and delivery orders, from both customers and storefronts, and (2) corporate brand sponsorships with companies like UberEats and Pepsi, which have an average annual contract value of $300,000.


Cumulative Storefronts
60,000
45,000
30,000
15,000
0
Storefronts
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025

**Forward-looking projections can't be guaranteed.*


Economics of an Order
Value ($)
50
40
30
20
10
0
Delivery
Pickup
Average Order Value
Customer Fee(s)
Storefront Fee

Our in-app ordering is powered by best-in-class technology utilized by the top delivery platforms in the country.

We're raising capital to supercharge our growth





Consumers want us to build this; we know because they've asked us themselves! EatOkra users continue to take action to help scale our platform.

Now our sights are set on expanding our team, accelerating user acquisition, and launching in-app ordering in six additional markets — on our path to achieving national adoption by millions of new users.

EatOkra - where food, culture and community meet.


In 18 months, we will:
Scale restaurant inventory & app downloads
1.25M Downloads & 1K Storefronts
Launch in-app ordering with transaction fees
$6M GMV by 2025
Expand to six new markets
NY, Atlanta, Chicago, DC, LA, Houston

> ***Forward-looking projections can't be guaranteed.**

Community is at the heart of EatOkra and that's why we've carved out a portion of the round for our supporters. You'll be joining Google for Startups Black Founders Fund which has already come on board as an institutional investor.

Let's keep the community thriving and pour back into the culture that made us. Invest in EatOkra today.


Invest in
eatokra
Collective Fare Kitchen & Market
Featured
Soul Bowl
$10.00
Chicken Tacos
$3.00
Collective Fare Kitchen...
Moonshine garlic baked lobster
$24.88
Hibiscus Tea
$8.50
Add More Items
Offers/Promotions
Delivery Fee
Service Fee & Tax
$33.88
$1.89
$4.75